NEIMAN MARCUS STORES * NM DIRECT * BERGDORF GOODMAN AND BERGDORF GOODMAN MEN * The entities that make up The Neiman Marcus Group are focused exclusively on the high-end segment of the specialty retailing marketplace, serving affluent customers from around the world. Neiman Marcus Stores is a world-renowned franchise with 28 stores nationwide and a long tradition of leadership in high fashion retailing. NM Direct is a state-of-the-art direct marketing operation enhancing customer lifestyles with the latest in stylish apparel and home furnishings. Bergdorf Goodman and Bergdorf Goodman Men are known for elegance and exclusive designer fashion showcased at their preeminent retail locations on Fifth Avenue and 58th Street in New York City. With its collection of valuable brand equities, The Neiman Marcus Group is committed to exceeding customer expectations by providing the utmost in distinctive merchandise and unsurpassed service to discerning customers worldwide.




                                                         The Neiman Marcus Group

                   AT-A-GLANCE The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------

RESULTS FROM CONTINUING OPERATIONS
----------------------------------

THE NEIMAN MARCUS GROUP


                                                                           YEARS ENDED                              AVERAGE
                                                -----------------------------------------------------------        COMPOUND
                                                JULY 29,    JULY 30,     JULY 31,    AUGUST 1,    AUGUST 3,          ANNUAL
(IN MILLIONS EXCEPT FOR PER SHARE AMOUNTS)          1995        1994         1993         1992         1991     GROWTH RATE
---------------------------------------------------------------------------------------------------------------------------
Revenues                                        $1,888.2    $1,789.5     $1,667.8     $1,484.9     $1,407.2            7.6%
Operating earnings                                 150.1       145.1        123.3         79.3         52.9           29.8%
Earnings (loss) per share applicable to
common shareholders                             $   1.01    $   0.96     $   1.00     $  (0.05)    $  (0.77)           n/a
---------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                            1995 REVENUE BREAKDOWN
                                 [PIE CHART]

                               REVENUE GROWTH*
                                 [BAR GRAPH]


                               OPERATING MARGIN
                                 [LINE GRAPH]
-------------------------------------------------------------------------------




                               TABLE OF CONTENTS

                                     2   AT-A-GLANCE
                                     4   LETTER TO OUR SHAREHOLDERS
                                     7   DESIGNER FEATURE
                                    24   FINANCIAL SECTION
                                    41   SHAREHOLDER INFORMATION
                                    42   DIRECTORS AND OFFICERS
                                    43   MISSION STATEMENT

   STORE LOCATIONS
---------------------------------------------------------------------------------------

NEIMAN MARCUS STORES
                                                  YEAR                            GROSS
                                            OPERATIONS                            STORE
LOCATIONS                                        BEGAN                         SQ. FEET
---------------------------------------------------------------------------------------
Dallas (Downtown)                                 1907                          269,000
Dallas (NorthPark)                                1965                          218,000
Houston (Galleria)                                1969                          206,000
Bal Harbour, Florida                              1971                           94,000
Atlanta                                           1972                          154,000
St. Louis                                         1974                          143,000
Northbrook, Illinois                              1976                          143,000
Fort Worth                                        1977                          119,000
Washington, D.C.                                  1977                          130,000
Newport Beach, California                         1978                          124,000
Beverly Hills                                     1979                          170,000
Dallas (Prestonwood)                              1979                          123,000
Westchester, New York                             1980                          138,000
Las Vegas                                         1981                          103,000
Oak Brook, Illinois                               1981                          119,000
San Diego                                         1981                          106,000
Fort Lauderdale                                   1982                           92,000
San Francisco                                     1982                          195,000
Houston (Town & Country)                          1983                          153,000
Chicago (Michigan Avenue)                         1983                          188,000
Boston                                            1984                          111,000
Palo Alto, California                             1985                          120,000
McLean, Virginia                                  1989                          130,000
Denver                                            1990                           90,000
Minneapolis                                       1991                          122,000
Scottsdale, Arizona                               1991                          116,000
Troy, Michigan                                    1992                          157,000
Short Hills, New Jersey                    August 1995                          137,000
TOTAL                                                                         3,970,000
---------------------------------------------------------------------------------------

FUTURE NEIMAN MARCUS STORES
---------------------------------------------------------------------------------------
King of Prussia, Pennsylvania                     1996                          145,000
Paramus, New Jersey                               1996                          148,000
Honolulu, Hawaii                                  1999                          160,000
TOTAL                                                                           453,000
---------------------------------------------------------------------------------------

BERGDORF GOODMAN
---------------------------------------------------------------------------------------
New York City                                     1901                          250,000
New York City (Men)                               1990                           66,000
TOTAL                                                                           316,000
---------------------------------------------------------------------------------------

   REVENUES AND OPERATING EARNINGS
----------------------------------------------------------

NEIMAN MARCUS STORES
                                                 OPERATING
(IN MILLIONS)                    REVENUES        EARNINGS*
----------------------------------------------------------
1995                             $1,398.8          $132.3
1994                             $1,311.5          $119.8
1993                             $1,219.0          $ 98.6
1992                             $1,084.8          $ 70.5
1991                             $1,028.4          $ 50.5
----------------------------------------------------------

*prior to corporate expenses

NEIMAN MARCUS STORES
                        SALES PER GROSS
                          SQUARE FOOT
                          [LINE GRAPH]

NM DIRECT

                                                OPERATING
(IN MILLIONS)                   REVENUES        EARNINGS*
----------------------------------------------------------
1995                              $247.9          $13.7
1994                              $248.5          $28.4
1993                              $229.7          $23.8
1992                              $201.0          $14.2
1991                              $180.1          $10.0
----------------------------------------------------------

*prior to corporate expenses

BERGDORF GOODMAN

                                                OPERATING
(IN MILLIONS)                   REVENUES        EARNINGS*
----------------------------------------------------------
1995                              $241.5          $16.6
1994                              $229.5          $10.3
1993                              $219.1          $12.8
1992                              $199.1          $ 7.7
1991                              $198.7          $ 3.9
----------------------------------------------------------

*prior to corporate expenses

            LETTER TO OUR SHAREHOLDERS The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------

                                        Fiscal 1995 was a year of considerable
accomplishment for The Neiman Marcus Group. Despite the challenging conditions that continue to affect our industry, we achieved a record financial performance. Importantly, we also streamlined our operations to focus exclusively on the upscale segment of the specialty retailing market. Both Neiman Marcus Stores and Bergdorf Goodman experienced strong gains in revenues and operating earnings, more than offsetting depressed results at our NM Direct mail order business.

Total revenues from continuing operations for The Neiman Marcus Group in 1995 increased 5.5% to $1.89 billion. Operating earnings grew to $150.1 million, a 3.4% increase over 1994's level. Earnings from continuing operations in the current year were $67.3 million, compared to $65.7 million in the prior year. After preferred dividends, The Neiman Marcus Group had earnings from continuing operations applicable to common shareholders of $1.01 per share, compared to $0.96 per share in 1994.

These financial results do not include results of the Contempo Casuals junior women's retail chain, which was sold to The Wet Seal, Inc. in June 1995. The Neiman Marcus Group recorded an after-tax loss from discontinued Contempo operations of $11.7 million in 1995, or $0.31 per share, compared to an after-tax loss of $49.8 million, or $1.31 per share, in fiscal 1994. The 1994 loss included a $28.1 million after-tax restructuring charge at Contempo.

With the sale of Contempo Casuals, our remaining operations are clearly focused on the high-end sector of the specialty retailing industry. Future demographic trends will reflect the aging of the U.S. population and the movement of a large group of individuals into their peak earning years, thereby expanding this sector of the market, which represents the core customer group for Neiman
Marcus and Bergdorf Goodman. We are confident that our specialty retailing businesses will benefit from these trends, further building upon their well-established positions in the marketplace.

NEIMAN MARCUS STORES                    Neiman Marcus Stores maintained its
strong momentum over the past year -- evidence that our operating strategies are on target. We are continuing efforts to broaden our customer base by expanding assortments in a number of areas including career apparel and casual sportswear while still maintaining a very strong commitment to the high-end designer business. These efforts are supported by an enhanced calendar of in-store special events and sales promotion activities. Total revenues at Neiman Marcus Stores grew to $1.40 billion in 1995, a 6.7% increase over revenues of $1.31 billion in 1994, with particularly strong sales of fine apparel, cosmetics, precious jewelry and accessories. Operating earnings rose 10.4% to $132.3 million from $119.8 million in the prior year, reflecting both higher revenues and tight expense controls. Operating margins improved to 9.5% from 9.1% in 1994.

NM DIRECT                               NM Direct's mail order operations had
revenues of $247.9 million in 1995, essentially the same as 1994. A total of 84 catalogues were mailed during the year with an average circulation of 1.2 million households per book. The mail order business was affected by sluggish demand for apparel throughout fiscal 1995 as well as significant increases in postage and paper costs that took effect in the spring season. To minimize the impact of these factors, we reduced page count and circulation for a number of our catalogues. However, the combined effect of soft revenues and higher operating expenses caused operating earnings for the full year to decline to $13.7 million, a substantial decrease from NM Direct's record operating earnings level of $28.4 million in 1994. While higher paper and postage expenses will continue in fiscal 1996, we are working to minimize that impact by modifying catalogue formats and eliminating marginal merchandise categories from a number of our books in order to reduce page count. We are also hopeful that improved demand will contribute to a rebound in NM Direct's performance in 1996.

BERGDORF GOODMAN                        Bergdorf Goodman had a strong
performance in 1995, with operating earnings growing 61.2% to $16.6 million from $10.3 million last year. The gain reflects a 5.2% increase in revenues to $241.5 million, with operating margins growing to 6.9% from 4.5% in the prior year. Merchandise categories that exhibited exceptional strength during the year include fashion accessories, footwear and decorative home items. Bergdorf Goodman Men contributed to profits for the first time in fiscal 1995, aided by particularly strong sales of tailored men's clothing. Revenues at Bergdorf Goodman Men are now in excess of $40 million, and we expect the store's momentum to continue as its client base expands further.

As fiscal 1995 drew to a close, we entered a heightened period of expansion for Neiman Marcus Stores, initiated with the opening of a new Neiman Marcus in The Mall at Short Hills, New Jersey. That store, which is 137,000 square feet in size, had a successful opening in mid-August. We are confident that the Short Hills location will be an important one, given the high concentration of consumers in the area who appreciate the quality of merchandise and level of service Neiman Marcus has to offer.

Additional expansion plans over the next several years include the opening of a new Neiman Marcus store in King of Prussia, Pennsylvania, just outside Philadelphia. That location is slated to open in the spring of 1996, followed by a fall 1996 opening of a Neiman Marcus store in Paramus, New Jersey. These new stores will strengthen our presence in the Northeast considerably, and we look forward to the growth that will result. Also over the past year, we were able to finalize plans to build a new Neiman Marcus store at the Ala Moana Center in Honolulu, Hawaii, which is expected to open in calendar 1999.

Fiscal 1995 marked the completion of remodeling activity at Neiman Marcus stores in Westchester, New York; Northbrook, Illinois; and NorthPark in suburban Dallas. We will begin work on a major remodeling program in our Beverly Hills store during the coming year.

In addition, Neiman Marcus Stores broke ground this year on a new 464,000 square-foot national service and distribution center located in Longview, Texas. That facility, which will be completed in early 1996, will consolidate the distribution function currently being handled by several separate facilities in the Dallas area, resulting in cost savings and improved efficiencies.

                                  [PICTURE]
 [CAPTION: ROBERT J. TARR, JR., PRESIDENT AND CHIEF EXECUTIVE OFFICER (LEFT)
                       AND RICHARD A. SMITH, CHAIRMAN]


Capital expenditures in 1995 totaled $93.5 million compared to expenditures of $65.1 million in 1994. As a result of planned building activity, 1996 capital expenditure requirements for The Neiman Marcus Group should approximate $100 million. The majority of those funds will be devoted to the new stores in King of Prussia and Paramus, as the bulk of our major renovation activity has been completed.

The Neiman Marcus Group has $172.0 million of privately placed debt maturing over the next two years. Also, in fiscal 1998 the Company will be required to begin redeeming $18.7 million annually of its $374.9 million 6% preferred stock. To accommodate the Company's operating and financial requirements going forward, in March of 1995 The Neiman Marcus Group issued $246.0 million of fixed-rate certificates backed by Neiman Marcus credit card receivables. This issue served to fund the balance of our planned capital programs, pre-fund the maturing privately placed debt and provide the Company with cash to ease future borrowing needs. However, the financing will reduce the finance charge income earned on our credit card receivables going forward. Our Company is now well positioned to accomplish its store expansion and remodeling goals while fulfilling its financial obligations over the next several years.

We expect fiscal 1996 to be a year of ongoing growth for The Neiman Marcus Group. With our Company now focused exclusively on the upscale segment of the market, our mandate is clear. We will continue to improve our operations, develop our physical facilities, refine our merchandising strategies and strengthen our designer relationships in order to solidify our market position as the retailer of choice for high-end consumers. We have chosen to highlight The Neiman Marcus Group's unique position in the upscale retailing market by featuring a number of prominent designer resources in this year's annual report. In the pages that follow, those designers share their views on high-end retailing -- what distinguishes this segment of the market and what it takes to be successful within it. Given our Company's ongoing commitment to providing customers with the ultimate in quality and service, we are convinced that the future will bring continued progress for The Neiman Marcus Group.



Sincerely,


/S/ RICHARD A. SMITH                       /S/ ROBERT J. TARR, JR.
RICHARD A. SMITH                           ROBERT J. TARR, JR.

Chairman                                   President and Chief Executive Officer

                                                              September 29, 1995

                                                          GIORGIO ARMANI

                                                          MANOLO BLAHNIK

                                                          DONNA KARAN

                                                          BARRY KIESELSTEIN-CORD

                                                          MIUCCIA PRADA

                                                          JIL SANDER

                                                          RICHARD TYLER

                                                          ERMENEGILDO ZEGNA


                        From Giorgio Armani, the fashion icon with an undisputed mastery of innovative yet timeless design, to Ermenegildo Zegna and his company's reputation for impeccable tailoring and fine style, the individuals featured on the pages that follow represent some of the leading talents in fashion design today. We, as retailers, pride ourselves on the strong relationships that we've developed with these industry leaders and others like them, who provide us with the merchandise valued by our customers. It is a working partnership vital to our success.

                        With the comments that follow, these leading designers offer their unique viewpoints on what distinguishes high-end specialty retailing, and we offer our own thoughts on how Neiman Marcus, NM Direct and Bergdorf Goodman have worked to become the preeminent retailers in this segment of the market. We extend our sincere thanks to all of those who participated in this annual report -- not only for sharing their views on the industry but also for sharing their talents and vision season after season -- the elements that continue to inspire our customers worldwide.

                                                        The Neiman Marcus Group

                                  [PICTURE]

                                GIORGIO ARMANI

                                                 MANAGING THE PARADOX OF FASHION

                                       "I WOULD SAY THAT THE FUNDAMENTAL
CHALLENGE FOR A FASHION DESIGNER IS TO MANAGE PARADOX -- TO BE THE SAME BUT DIFFERENT, TO PROVIDE SECURITY AND A THRILL AT THE SAME TIME, TO USE A FAMILIAR LANGUAGE TO SAY SOMETHING NEW. FOR THE RETAILER, THE TASK IS NOT SO DIFFERENT. BUT ADD TO IT -- IN THE CASE OF THAT DISTINCTLY AMERICAN PHENOMENON CALLED THE LUXURY SPECIALTY STORE -- THE CHALLENGE OF PRESENTING A WHOLE WORLD OF STYLE AND FASHION, ENCOMPASSING WILDLY DIVERGENT POINTS OF VIEW, WHILE ALWAYS BEING ITSELF. AS A DESIGNER WITH AN IMPORTANT, OFTEN ANCHORING, PRESENCE IN NEIMAN MARCUS AND BERGDORF GOODMAN STORES, I TRUST THOSE STORES NOT ONLY TO CONVEY MY IMAGE, BUT TO ENHANCE IT THROUGH THE TOTAL SHOPPING EXPERIENCE THEY OFFER THEIR CUSTOMERS."


                              /S/ GIORGIO ARMANI


Our stores receive nearly $100 million of merchandise from Giorgio Armani annually. As our largest single resource, the Armani label has a special meaning for Neiman Marcus and Bergdorf Goodman customers. Our challenge as retailers is to select, edit and present that merchandise in a way that reflects Armani's unique style as well as that of our stores. Meeting that challenge daily are talented merchants who edit and coordinate collections from a variety of resources that differ from each other but can still work together to create a distinct statement. We design our stores to offer a convenient shopping experience with just the right amount of drama and excitement through enticing displays and special events like trunk shows and designer appearances. Our customers rely upon us to edit and present the very best in designer merchandise in a way that allows them to fulfill their own very special needs.




                                                         The Neiman Marcus Group

                                  [PICTURE]

                                MANOLO BLAHNIK

                                         CULTIVATING A REPUTATION FOR EXCELLENCE



                                "NEIMAN MARCUS AND BERGDORF GOODMAN SELL LUXURY
GOODS BETTER THAN ANYONE ELSE IN THE WORLD; THEY ARE THE FIRST PLACE A WOMAN GOES TO SEE THE LATEST AND THE BEST IN FASHION MERCHANDISE BECAUSE THEY HAVE CULTIVATED A REPUTATION FOR EXCELLENCE. TRADITION IS THE REAL POINT OF NEIMAN MARCUS AND BERGDORF GOODMAN AND ALWAYS HAS BEEN. WHAT DISTINGUISHES A TRULY EXCEPTIONAL SPECIALTY RETAILER, THOUGH, IS A CONSTANT EFFORT TO CHALLENGE THEMSELVES AND THEIR DESIGNER RESOURCES TO STRETCH BEYOND, TO IMPROVE UPON WHAT WAS DONE LAST SEASON, TO EXTEND THE TRADITION. MANOLO BLAHNIK HAS BEEN PART OF THIS EFFORT AT NEIMAN MARCUS AND BERGDORF GOODMAN FOR MANY YEARS AND IS VERY PROUD TO BE A PART OF THEIR WORLD."


                              /S/ MANOLO BLAHNIK

At The Neiman Marcus Group, we believe consistency is the key to success. Like Manolo Blahnik, our stores have maintained an unwavering commitment to bringing customers nothing but the very best in merchandise selection and service. Knowing they will find that consistent level of quality is what entices customers back into our stores time and again and what ultimately makes a one-time shopper a loyal customer. Bergdorf Goodman first opened its doors in 1901, with Neiman Marcus following in 1907 -- both committed to building a reputation for offering the finest service and merchandise available. In the century that has followed, neither has rested on that reputation but instead works to exceed customer expectations year after year.


                                                        The Neiman Marcus Group

                                  [PICTURE]

                                 DONNA KARAN

                                                 COMMUNICATING WITH THE CUSTOMER


                                "WITHOUT QUESTION, THE MOST IMPORTANT ISSUE
FACING HIGH-END DESIGNERS AND RETAILERS TODAY IS EXCITING CUSTOMERS, GETTING THEM INTO THE STORES BY MAKING SHOPPING FUN AGAIN. THAT GOES BACK TO SERVICE
AND COMMUNICATION -- EDUCATING CUSTOMERS ABOUT THE MERCHANDISE AND HOW IT CAN WORK FOR THEIR LIFESTYLES. I MAKE A POINT OF REACHING OUT TO THE CUSTOMER DIRECTLY -- THROUGH FILMS, CATALOGUES AND NEWSLETTERS AND BY CONDUCTING IN-STORE SEMINARS FOR SALES ASSOCIATES TO HELP THEM EDUCATE THE CONSUMER ABOUT MY PRODUCTS. AND I MEET CUSTOMERS PERSONALLY THROUGH STORE VISITS AND TRUNK SHOWS. I CAN'T THINK OF ANYTHING MORE IMPORTANT THAN GIVING THE CONSUMER THAT ONE-ON-ONE ATTENTION."


                               /S/ DONNA KARAN


At The Neiman Marcus Group, we also believe that communication with our customers is critical. Each sales associate at Neiman Marcus and Bergdorf Goodman is trained to develop and nurture their own client base through frequent direct communication. Sales associates are supported by state-of-the-art point-of-sale systems that allow them to record and readily access customer information including designer preferences, sizes, important dates and upcoming events. In this way, the sales associate and customer establish a true working relationship, allowing the associate to suggest products appropriate to the customer's lifestyle. NM Direct establishes customer panels to gather feedback on products and services and uses that information to improve its merchandising efforts and customer service activities. We wholeheartedly agree with Donna Karan -- communication is the key.



                                                         The Neiman Marcus Group

                                  [PICTURE]

                            BARRY KIESELSTEIN-CORD

                                          RISING ABOVE THE FICKLENESS OF FASHION


                                "LUXURY DESIGNERS AND MANUFACTURERS MUST
CONTINUALLY RISE ABOVE THE SHORT-LIVED TRENDS TOO OFTEN EVIDENT IN MASS
MARKET FASHION. WE PRODUCE HIGH STYLE -- NOT TRENDY FASHION -- THAT IS APPRECIATED BY THE UPSCALE CONSUMER. THE WELL-INFORMED CLIENT IS READILY ABLE TO DIFFERENTIATE BETWEEN THE QUALITIES OF HIGH-END VERSUS MASS MARKET MERCHANDISE."


                          /S/ BARRY KIESELSTEIN-CORD

Neiman Marcus and Bergdorf Goodman are well positioned as the upscale retailers of choice among those customers who demand high style and exquisite workmanship in fashion apparel and accessories produced by innovative designers such as Barry Kieselstein-Cord. Our stores and mail order operations have made a significant commitment to designer apparel and accessories and boast the broadest and deepest selections of classic assortments with a modern edge. Maintaining that focus and commitment will prove key to our continued success.


                                                         The Neiman Marcus Group

                                  [PICTURE]

                                MIUCCIA PRADA

                                                   TRANSMITTING FASHION CONCEPTS


                                "THE DISTINGUISHING FACTORS IN A DESIGNER
COLLECTION WHICH INVITE A CUSTOMER TO SHOP ARE VERY SUBTLE AND PERSONAL.
IT IS LESS IMPORTANT FOR MYSELF AS A DESIGNER TO FOCUS ON WHAT MIGHT MAKE PRADA SELL THAN TO TRY AND TRANSMIT A CONCEPT AND 'FEELING' ABOUT FASHION THAT WILL BE UNDERSTOOD AND APPRECIATED."



                              /S/ MIUCCIA PRADA

At Neiman Marcus and Bergdorf Goodman we have worked hard to create the ideal environment which effectively showcases designer merchandise -- to support an atmosphere that helps convey the 'feeling' that imaginative designers like Mrs. Prada are promoting with their fashion merchandise. We have invested a significant amount of capital to upgrade our in-store environment, creating a comfortable residential-like surrounding. The resulting store interiors are understated and elegant -- without being overwhelming -- allowing the designers' distinct and individual messages to stand out, entice and inspire our customers.


                                                         The Neiman Marcus Group

                                  [PICTURE]

                                  JIL SANDER

                                                         COMMITTING TO A CONCEPT

                                     "IN BUILDING MY COMPANY AND ESTABLISHING A
CLEAR IDENTITY OVER THE PAST 25 YEARS, I HAVE ALWAYS BEEN DRIVEN BY A SEARCH FOR QUALITY, PURITY, INNOVATION AND EXCLUSIVITY IN ALL ASPECTS OF THE DESIGN PROCESS -- FROM FABRIC RESEARCH THOUGH MARKETING AND DISTRIBUTION. I BELIEVE THAT ONE IS DISTINGUISHED THROUGH A CLARITY OF VISION ABOUT WHO ONE IS AND WHAT THEY REPRESENT WHICH IS, IN TURN, ULTIMATELY PERCEIVED AND UNDERSTOOD BY THE CONSUMER."



                                /S/ JIL SANDER

In the same way that a focused designer like Jil Sander maintains clarity of vision and continuity of concept to establish an identity in the marketplace, a retailer must sustain a level of consistency to build a loyal customer following. In a challenging retail environment, The Neiman Marcus Group has remained solidly committed to the high-end segment of the retail market. As a result, customers today clearly identify our stores with upscale designer merchandise, outstanding quality and unsurpassed customer service. We are confident that our brand names, Neiman Marcus, NM Direct and Bergdorf Goodman, represent valuable assets -- brand equities that, like Jil Sander, clearly stand for something special in the minds of consumers.


                                                         The Neiman Marcus Group

                                  [PICTURE]


                                RICHARD TYLER

                                                BUILDING LONG-TERM RELATIONSHIPS


                                       "DOING MULTIPLE SPECIAL EVENTS AROUND
THE COUNTRY HAS SHOWN US THAT THE NEIMAN MARCUS GROUP HAS THE STRONGEST RELATIONSHIPS WITH OUR CLIENTS NATIONWIDE. BECAUSE OF THEIR FAMILIARITY WITH THAT CUSTOMER BASE, THE STORES' EXECUTIVES HAVE BEEN INSTRUMENTAL IN LAUNCHING AND BUILDING MY COLLECTIONS, ENCOURAGING ME THAT THERE IS A LARGE MARKET OF MEN AND WOMEN WHO APPRECIATE OUR LEVEL OF QUALITY. TODAY, A DESIGNER'S NAME ALONE CANNOT SELL CLOTHES -- THE CUSTOMER DEMANDS QUALITY WORKMANSHIP AND GREAT STYLE AS WELL. THE PEOPLE OF THE NEIMAN MARCUS GROUP ARE WHAT MAKE THE STORES SUCH GREAT PARTNERS. THEY'RE CLEARLY NOT IN BUSINESS FOR THE SHORT-RUN AND HAVE PROVEN THEY'RE OUR LONG-TERM PARTNERS."


                              /S/ RICHARD TYLER


Quality and value have different meanings for different people. For example, Neiman Marcus and Bergdorf Goodman customers associate value with high quality product lines that have limited distribution or with designer merchandise that is exclusive to Neiman Marcus or Bergdorf Goodman. This is where working partnerships with important designer resources like Richard Tyler become so critical. Neiman Marcus and Bergdorf Goodman have cultivated a loyal group of customers with an appreciation for high-end merchandise. With the strength of an established working partnership, many designers, in turn, respond with exclusive items and earlier deliveries to satisfy our customers' needs and exceed their expectations.



                                                         The Neiman Marcus Group

                                  [PICTURE]

                              ERMENEGILDO ZEGNA

                                                    EMPHASIZING CUSTOMER SERVICE





                                       "THE SINGULAR FACTOR THAT MOST
DISTINGUISHES A HIGH-END SPECIALTY STORE MUST BE ONE OF SERVICE. A RETAILER MAY HAVE THE BEST GOODS IN THE WORLD AND THE GREATEST DISPLAYS IN THE WORLD, BUT IF THE LEVEL OF SERVICE IS NOT ON A PAR WITH THESE OTHER ELEMENTS OF THE MIX, THE BATTLE TO WIN THE CUSTOMER IS LOST. A HIGH-END SPECIALTY RETAILER MUST MAINTAIN AN EXTREMELY HIGH LEVEL OF SERVICE SO THAT THE CUSTOMER HAS CONFIDENCE THAT ALL ASPECTS OF THE SHOPPING EXPERIENCE -- FROM THE PRODUCT ITSELF, TO ITS DISPLAY, TO THE MANNER IN WHICH THAT PRODUCT IS ULTIMATELY DELIVERED -- REPRESENT THE UTMOST IN QUALITY."


                            /S/ ERMENEGILDO ZEGNA


At The Neiman Marcus Group, we have made significant investments in customer service, including intensified training and increases in the number of sales associates in our stores. Neiman Marcus ensures that service remains exceptional through continuous training and ongoing surveys to monitor customer satisfaction. At Bergdorf Goodman Men, shoppers are greeted at the door by an associate and personally accompanied throughout the store if they so desire, a program that has worked exceptionally well. All of our sales associates and direct marketing representatives are trained to make product knowledge and customer service their top priority, and their level of dedication runs high.




                                                         The Neiman Marcus Group

              --------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       25
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                       28
                          CONSOLIDATED BALANCE SHEETS
                                       29
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       30
                       CONSOLIDATED STATEMENTS OF COMMON
                              SHAREHOLDERS' EQUITY
                                       31
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                       32
                          INDEPENDENT AUDITORS' REPORT
                                       39
                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY
                            FOR FINANCIAL STATEMENTS
                                       39
                            SELECTED FINANCIAL DATA
                                       40
              --------------------------------------------------

       MANAGEMENT'S DISCUSSION AND ANALYSIS The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------


OPERATING RESULTS
In June 1995, the Company sold its Contempo Casuals subsidiary to The Wet Seal,
Inc. The Company's consolidated operating results have been restated to reflect
Contempo Casuals as a discontinued operation.

                                              Years ended
                               -----------------------------------------
Revenues                        JULY 29,        July 30,        July 31,
(in millions)                       1995            1994            1993
------------------------------------------------------------------------
Neiman Marcus Stores            $1,398.8        $1,311.5        $1,219.0
NM Direct                          247.9           248.5           229.7
Bergdorf Goodman                   241.5           229.5           219.1
                               -----------------------------------------
Total                           $1,888.2        $1,789.5        $1,667.8
------------------------------------------------------------------------

                                             Years ended
                               -----------------------------------------
Operating earnings             JULY 29,        July 30,        July 31,
(in millions)                      1995           1994             1993
------------------------------------------------------------------------
Neiman Marcus Stores            $132.3          $119.8          $ 98.6
NM Direct                         13.7            28.4            23.8
Bergdorf Goodman                  16.6            10.3            12.8
Corporate expenses               (12.5)          (13.4)          (11.9)
                               -----------------------------------------
Total                           $150.1          $145.1          $123.3
------------------------------------------------------------------------

    NEIMAN MARCUS STORES
Operating earnings at Neiman Marcus Stores increased $12.5 million, or 10.4%, in 1995, and operating margins improved to 9.5% from 9.1% in 1994. Higher transaction volume and an increase in the average sale amount per transaction contributed to the improvement in operating earnings.

    NM DIRECT
Operating earnings declined $14.7 million in 1995 at NM Direct to $13.7 million. Reduced demand for apparel merchandise along with higher paper and postage costs caused the lower earnings in the current year.

    BERGDORF GOODMAN
Operating earnings at Bergdorf Goodman increased $6.3 million, or 61.2%, in 1995. Operating margins in 1995 improved to 6.9% compared to 4.5% in the previous year, principally because of an increase in the average sale amount and higher finance charge income.

OPERATING RESULTS: 1995 VERSUS 1994
Revenues in 1995 increased 5.5% to $1.89 billion from $1.79 billion in 1994. The increase was a result of increased transaction volume and a higher average sale amount at both Neiman Marcus Stores and Bergdorf Goodman. Revenues at NM Direct were essentially flat compared to 1994.

Cost of goods sold increased 5.5% to $1.28 billion in 1995, primarily due to incremental merchandise sold. As a percentage of revenues, cost of goods sold was unchanged at 67.6% compared to 1994. Neiman Marcus Stores and Bergdorf Goodman both experienced improved gross profit through increased transaction volume and higher average sale amounts, partially offset by higher markdowns. The improvements at Neiman Marcus Stores and Bergdorf Goodman were offset by lower gross profit at NM Direct, primarily as a result of lower retail markups and higher markdowns. Due to deflation in the Company's LIFO index in 1995, the Company recognized a credit of $10.4 million, which had the effect of improving gross profit. In 1994, the impact of the LIFO method of accounting reduced gross profit by $2.4 million.

Selling, general and administrative expenses increased 6.7% in 1995 to $449.0 million. The increase was a result of both higher sales volume and higher sales promotion expenses. As a percentage of revenues, selling, general and administrative expenses were 23.8% in 1995 compared to 23.5% in 1994. The securitization of the Company's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $7.1 million in 1995.

Corporate expenses decreased 7.1% in 1995 to $12.5 million compared to 1994. The decrease was primarily due to lower Harcourt General management fees and lower professional fees.

       MANAGEMENT'S DISCUSSION AND ANALYSIS The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------

Interest expense increased 6.5% in 1995 to $34.0 million, reflecting higher interest rates on bank borrowings and higher average outstanding borrowings during the first half of 1995.

The Company's effective income tax rate was unchanged at 42% in 1995.

The loss from discontinued operations of $11.7 million in 1995 included $1.9 million of after-tax Contempo Casuals operating losses and an after-tax loss on disposal of $9.9 million. In 1994, the after-tax loss from discontinued Contempo Casuals operations was $49.8 million, which included an after-tax restructuring charge of $28.1 million.

OPERATING RESULTS: 1994 VERSUS 1993
Revenues for the year ended July 30, 1994 increased 7.3% to $1.79 billion from $1.67 billion in 1993. The increase resulted from comparable store increases at both Neiman Marcus Stores and Bergdorf Goodman as well as higher revenues at NM Direct.

Cost of goods sold increased 8.0% to $1.21 billion in 1994, primarily due to incremental merchandise sold. As a percentage of revenues, cost of goods sold increased slightly to 67.6% in 1994 from 67.2% in 1993, primarily due to higher markdowns. The LIFO method of accounting had the effect of decreasing gross profit by $2.4 million in 1994 and increasing gross profit by $3.7 million in 1993.

Selling, general and administrative expenses increased 2.1% in 1994 to $420.7 million. The increase was a result of volume-related selling expenses and higher sales promotion expenses. As a percentage of revenues, selling, general and administrative expenses improved to 23.5% from 24.7% in 1993.

Corporate expenses increased 12.7% in 1994 compared to 1993 due to higher professional service fees associated with corporate activities in 1994.

Interest expense increased 7.7% in 1994, reflecting higher interest rates on bank borrowings and a higher level of average outstanding debt between periods.

The Company's effective income tax rate was 42% in both 1994 and 1993.

The after-tax loss from discontinued Contempo Casuals operations in 1994 of $49.8 million included $28.1 million of after-tax restructuring charges. The after-tax loss from discontinued Contempo Casuals operations in 1993 was $8.4 million.

In fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Health Care Benefits" (SFAS 106), which mandated a change in accounting for employee postretirement health care benefits. The adoption of SFAS 106 resulted in an after-tax charge to earnings of $11.2 million, or $0.30 per share.

REVIEW OF FINANCIAL CONDITION
In 1995, the Company generated sufficient cash flow from operating activities to fund a substantial portion of its capital growth, operating working capital and dividend requirements. Operating activities provided net cash of $105.7 million in 1995 compared to $33.6 million in 1994. The current year increase in cash provided by operations was primarily due to higher earnings and increases in accounts payable and accrued expenses, partially offset by higher inventory levels.

The Company's investing activities consist principally of capital expenditures for store renovations and construction of new stores. Capital expenditures were $93.5 million in 1995 and $65.1 million in 1994.

In 1995, the Company's capital expenditures included major renovations at three existing stores, continued construction of three new stores, expansion of its mail order facility, and commencement of construction on a national distribution center. In August 1995, the Company opened its Short Hills, New Jersey store and expects to open stores in King of Prussia, Pennsylvania in the spring of 1996 and Paramus, New Jersey in the fall of 1996.
Capital expenditures are currently estimated to approximate $100.0 million in fiscal 1996.

     MANAGEMENT'S DISCUSSION AND ANALYSIS The Neiman Marcus Group, Inc.
-------------------------------------------------------------------------
The Company's financing activities during the year included incremental borrowings of approximately $17.1 million on the Company's revolving credit facilities, the securitization of $246.0 million of its credit card receivables and the payment of $30.9 million of dividends.

In March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of those receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used all of the proceeds of this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the trust.

Beginning with the third quarter of fiscal 1995, the Company eliminated its quarterly cash dividend on its Common Stock (previously $.05 per share per quarter). Elimination of this dividend will conserve approximately $7.6 million of cash annually.

In April 1995, the Company replaced its $300 million revolving credit facility and its six $25 million revolving credit facilities with a five-year, $500 million revolving credit facility. At July 29, 1995, the Company had $430 million available under this new agreement.

The Company believes that internally generated funds along with amounts available under the revolving credit facility will be sufficient to fund its planned capital growth, operating working capital, preferred dividend requirements and the payment of $172.0 million of privately placed debt that will be maturing over the next two years.

SEASONALITY

The Company's business is seasonal in nature. The second quarter, which includes the holiday season, has historically accounted for approximately
30% of the Company's revenues and a majority of its net earnings. Inventories typically increase in the first quarter.

IMPACT OF INFLATION

The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company values substantially all of its inventory using the last-in-first-out (LIFO) cost flow assumption Thus, the cost of merchandise sold approximates current cost.

The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes the impact of inflation or of changing prices does not have a material effect on the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENT

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting Impairment of Long-Lived Assets" (SFAS 121), which is effective for fiscal years beginning after December 31, 1995. SFAS 121 addresses the accounting for potential impairment of long-lived assets. The effect of implementing SFAS 121 is not expected to be material to the Company's financial position or results of operations.

            CONSOLIDATED STATEMENTS OF OPERATIONS The Neiman Marcus Group, Inc.
-----------------------------------------------------------------------------------------------------------

                                                                                 Years ended
                                                            -----------------------------------------------
                                                                  JULY 29,        July 30,        July 31,
(in thousands except for per share data)                              1995            1994            1993
-----------------------------------------------------------------------------------------------------------
Revenues                                                        $1,888,249      $1,789,461      $1,667,825
Cost of goods sold including buying and occupancy costs          1,276,776       1,210,262       1,120,561
Selling, general and administrative expenses                       448,956         420,667         412,044
Corporate expenses                                                  12,465          13,411          11,898
                                                            -----------------------------------------------
Operating earnings                                                 150,052         145,121         123,322
Interest expense                                                   (33,958)        (31,878)        (29,589)
Other income                                                             -               -          21,741
                                                            -----------------------------------------------
Earnings from continuing operations before income taxes
    and accounting change                                          116,094         113,243         115,474
Income taxes                                                        48,759          47,562          48,499
                                                            -----------------------------------------------
Earnings from continuing operations before accounting change        67,335          65,681          66,975
Discontinued operations, net of taxes:
    Loss from operations                                            (1,854)        (49,755)         (8,402)
    Loss on disposal                                                (9,873)              -               -
                                                            -----------------------------------------------
Loss from discontinued operations                                  (11,727)        (49,755)         (8,402)
                                                            -----------------------------------------------
Earnings before accounting change                                   55,608          15,926          58,573
Change in accounting for postretirement health care
   benefits, net                                                         -               -         (11,199)
Net earnings                                                        55,608          15,926          47,374
Dividends and accretion on redeemable preferred stocks             (29,092)        (29,080)        (29,068)
                                                            -----------------------------------------------
Net earnings (loss) applicable to common shareholders           $   26,516      $  (13,154)     $   18,306
                                                            -----------------------------------------------
Amounts per share applicable to common shareholders:
    Earnings from continuing operations before
      accounting change                                         $     1.01      $      .96      $     1.00
    Loss from discontinued operations                                 (.31)          (1.31)           (.22)
    Accounting change                                                    -               -            (.30)
                                                            -----------------------------------------------
    Net earnings (loss)                                         $      .70      $     (.35)     $      .48
-----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                CONSOLIDATED BALANCE SHEETS The Neiman Marcus Group, Inc.
---------------------------------------------------------------------------------------------------

                                                                          JULY 29,        July 30,
(dollar amounts in thousands)                                                 1995            1994
---------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
    Cash and equivalents                                                $   13,695      $   16,600
    Accounts receivable, less allowance
      for doubtful accounts of $6,100 and $13,700                          150,110         362,236
    Merchandise inventories                                                359,092         345,145
    Deferred income taxes                                                   17,102          24,317
    Other current assets                                                    38,410          51,741
                                                                  ---------------------------------
      TOTAL CURRENT ASSETS                                                 578,409         800,039
                                                                  ---------------------------------
PROPERTY AND EQUIPMENT
    Land, buildings and improvements                                       342,551         379,256
    Fixtures and equipment                                                 200,664         210,703
    Construction in progress                                                84,956          50,456
                                                                  ---------------------------------
                                                                           628,171         640,415
    Less accumulated depreciation and amortization                         204,588         229,502
                                                                  ---------------------------------
    PROPERTY AND EQUIPMENT, NET                                            423,583         410,913
                                                                  ---------------------------------
OTHER ASSETS                                                               106,445         112,176
                                                                  ---------------------------------
                                                                        $1,108,437      $1,323,128
                                                                  =================================
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
    Notes payable and current maturities of long-term liabilities       $   51,859      $  116,619
    Accounts payable                                                       170,672         164,281
    Accrued liabilities                                                    152,049         153,625
                                                                  ---------------------------------
      TOTAL CURRENT LIABILITIES                                            374,580         434,525
                                                                  ---------------------------------
LONG-TERM LIABILITIES
    Notes and debentures                                                   202,000         368,667
    Other long-term liabilities                                             69,056          74,982
                                                                  ---------------------------------
      TOTAL LONG-TERM LIABILITIES                                          271,056         443,649
                                                                  ---------------------------------
DEFERRED INCOME TAXES                                                       30,812          37,768

COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCKS
    (redemption value $424,923)                                            405,442         403,470
COMMON STOCK
    Common stock - $.01 par value
    Authorized - 100,000,000 shares
    Issued and outstanding - 37,959,646 and 37,951,227 shares                  380             380
ADDITIONAL PAID-IN CAPITAL                                                  82,366          82,254
Accumulated deficit                                                        (56,199)        (78,918)
                                                                  ---------------------------------
                                                                        $1,108,437      $1,323,128
---------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS The Neiman Marcus Group, Inc.
-----------------------------------------------------------------------------------------------------------------

                                                                                      Years ended
                                                                  -----------------------------------------------
                                                                         JULY 29,       July 30,        July 31,
(in thousands)                                                               1995           1994            1993
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                            $  55,608       $ 15,926        $ 47,374
Adjustments to reconcile net earnings to net cash provided (used)
by operating activities:
    Cumulative effect of accounting change                                      -              -          11,199
    Depreciation and amortization                                          48,397         60,832          59,227
    Deferred income taxes                                                     259         (7,131)          4,743
    Change in net assets of discontinued operation                          8,317              -               -
    Other income                                                                -              -         (20,755)
    Other                                                                  (3,479)        14,379           3,181
Changes in current assets and liabilities:
    Accounts receivable                                                   (34,584)       (52,664)        (87,657)
    Merchandise inventories                                               (38,709)        17,422         (55,467)
    Accounts payable and accrued liabilities                               63,005         (1,975)         38,617
    Other                                                                   6,846        (13,203)         (9,758)
                                                                  -----------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                          105,660         33,586          (9,296)
                                                                  -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment                                       (93,514)       (65,074)        (56,325)
                                                                  -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings of debt                                                         17,065         73,800          77,200
Repayment of debt                                                        (247,276)       (11,307)           (646)
Proceeds from receivables securitization                                  245,965              -               -
Common stock issued                                                           112            100          16,484
Dividends paid                                                            (30,917)       (34,709)        (34,633)
                                                                  -----------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                          (15,051)        27,884          58,405
                                                                  -----------------------------------------------
CASH AND EQUIVALENTS
Decrease during the year                                                   (2,905)        (3,604)         (7,216)
Beginning balance                                                          16,600         20,204          27,420
                                                                  -----------------------------------------------
Ending balance                                                          $  13,695       $ 16,600        $ 20,204
                                                                  -----------------------------------------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest                                                            $  36,112       $ 31,504        $ 28,514
                                                                  -----------------------------------------------
    Income taxes                                                        $  17,614       $ 34,258        $ 26,796
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY The Neiman Marcus Group, Inc.
-------------------------------------------------------------------------


                                                           Common Stock        Additional
                                                        -----------------         Paid-in      Accumulated
(in thousands)                                          Shares     Amount         Capital          Deficit
-----------------------------------------------------------------------------------------------------------
BALANCE - AUGUST 1, 1992                                36,872      $369          $65,680         $(68,968)
Net earnings                                                 -         -                -           47,374
Accretion of redeemable preferred stock                      -         -                -           (1,948)
Common dividends                                             -         -                -           (7,513)
Preferred dividends                                          -         -                -          (27,120)
Shares issued under dividend reinvestment plan           1,036        10           15,659                -
Other equity transactions                                   30         -              815                -
                                                 ----------------------------------------------------------
BALANCE - JULY 31, 1993                                 37,938       379           82,154          (58,175)
Net earnings                                                 -         -                -           15,926
Accretion of redeemable preferred stock                      -         -                -           (1,960)
Common dividends                                             -         -                -           (7,589)
Preferred dividends                                          -         -                -          (27,120)
Other equity transactions                                   13         1              100                -
                                                 ----------------------------------------------------------
BALANCE - JULY 30, 1994                                 37,951       380           82,254          (78,918)
Net earnings                                                 -         -                -           55,608
Accretion of redeemable preferred stock                      -         -                -           (1,972)
Common dividends                                             -         -                -           (3,797)
Preferred dividends                                          -         -                -          (27,120)
Other equity transactions                                    9         -              112                -
                                                 ----------------------------------------------------------
BALANCE - JULY 29, 1995                                 37,960      $380          $82,366         $(56,199)
-----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
---------------------------------------------------------------------------

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF REPORTING
The Company's specialty retailing businesses include Neiman Marcus, NM Direct and Bergdorf Goodman. The consolidated financial statements include the accounts of all of the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31.

The consolidated financial statements have been restated to reflect Contempo Casuals as a discontinued operation.

    CASH AND EQUIVALENTS
Cash and equivalents consists of cash and highly liquid investments with maturities of three months or less from the date of purchase.

    MERCHANDISE INVENTORIES
Inventories are stated at the lower of cost or market. Substantially all of the Company's inventories are valued using the retail method on the last-in, first-out (LIFO) basis. While the Company believes that the LIFO method provides a better matching of costs and revenues, some specialty retailers use the FIFO method and, accordingly, the Company has provided the following data for comparative purposes.

If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $14.2 million and $24.6 million higher than reported at July 29, 1995 and July 30, 1994, respectively. The LIFO valuation method had the effect of increasing net earnings by $6.0 million in 1995, decreasing net earnings by $1.4 million in 1994 and increasing net earnings by $2.2 million in 1993.

    DEPRECIATION AND AMORTIZATION
Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term. Buildings and improvements are depreciated over 15 to 30 years while fixtures and equipment are depreciated over 2 to 15 years.

When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions are reported as income or expense.

Intangibles are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Amortization expense was $3.7 million in 1995, $3.8 million in 1994 and $3.7 million in 1993.


    INCOME TAXES
Beginning in fiscal 1994, income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the asset and liability method of accounting for income taxes. Prior to fiscal 1994, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11. The effects of adopting SFAS 109 were not material to the Company's results of operations or financial position.

    RECEIVABLES AND FINANCE CHARGE INCOME
The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $55.9 million in 1995, $54.3 million in 1994 and $36.3 million in 1993. The securitization of the Company's credit card receivables, which closed in March 1995, had the effect of reducing finance charge income by $7.1 million in 1995. Finance charge income in future periods will also be reduced (See Note 11).

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

    EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE
Earnings (loss) per share information reflects the earnings and losses of the Company applicable to common shareholders. The dividend and accretion requirements of the redeemable preferred stocks are deducted from the earnings from continuing operations of the Company to arrive at net earnings (loss) applicable to common shareholders.

Earnings (loss) per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 38.0 million in 1995,
37.9 million in 1994 and 37.6 million in 1993.

    PREOPENING EXPENSES
Costs associated with the opening of new stores are expensed as incurred.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
----------------------------------------------------------------------------
NOTE 2
DISCONTINUED OPERATIONS

On June 30, 1995, the Company sold its Contempo Casuals subsidiary to The Wet Seal, Inc. (Wet Seal) for $1.0 million of Wet Seal Class A common stock and $100,000 in cash. Contempo operates a chain of retail stores which sells moderately priced fashion apparel and accessories primarily for young women between the ages of 15 and 21.

The losses from discontinued operations recorded for the fiscal years ended 1995, 1994 and 1993 are net of applicable income tax benefits of $1.3 million, $36.0 million and $6.1 million, respectively. The loss on disposal in 1995 of $9.9 million is net of $7.1 million of applicable income tax benefits.

Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995, $303.4 million in 1994 and $349.1 million in 1993.

NOTE 3
OTHER ASSETS

Other assets consisted of the following:

                                    JULY 29,     July 30,
(in thousands)                          1995         1994
----------------------------------------------------------
Trademarks                          $ 73,000     $ 73,000
Goodwill                              22,729       30,874
Other                                 35,805       32,341
                            ------------------------------
                                     131,534      136,215
Accumulated amortization             (25,089)     (24,039)
                            ------------------------------
                                    $106,445     $112,176
----------------------------------------------------------

NOTE 4
LONG-TERM LIABILITIES
Long-term liabilities consisted of the following:
                                       Interest    July 29,      July 30,
(in thousands)                             Rate        1995          1994
--------------------------------------------------------------------------
Revolving credit agreement (a)         Variable    $ 70,000     $ 306,000
Senior notes (b)                        Various     172,000       172,000
Capital lease obligations (c)      7.63 - 10.25%      7,206         7,672
Other long-term liabilities (d)         Various      73,709        74,596
                                ------------------------------------------
Total long-term liabilities                         322,915       560,268
Less current maturities                             (51,859)     (116,619)
                                ------------------------------------------
                                                   $271,056     $ 443,649
--------------------------------------------------------------------------

(a) In April 1995, the Company replaced its $300 million revolving credit facility and its six $25 million revolving credit facilities with a five-year $500 million revolving credit facility. The Company may terminate this agreement at any time on three business days' notice. The rate of interest payable (6.2% at July 29, 1995) varies according to one of four pricing options selected by the Company. The agreement contains, among other restrictions, provisions limiting the issuance of additional debt, the amount and type of investments and the payment of dividends.

--------------------------------------------------------------------------------

(b)    Senior notes consisted of the following:

                                                     PRINCIPAL AMOUNT
INTEREST RATE                          DUE              (IN THOUSANDS)
----------------------------------------------------------------------
9.89%                             May 1996                 $40,000
9.59%                          August 1996                 $52,000
9.24%                        December 1996                 $40,000
Variable                     December 1996                 $40,000
----------------------------------------------------------------------

The notes have no sinking fund requirements. All fixed rate senior notes may be redeemed at any time at a premium plus accrued interest. The variable rate note bears interest at LIBOR plus 0.7% (6.6% at July 29, 1995) and is adjusted semi-annually.

(c) The amount of assets under capital leases included in property and equipment net of amortization was $4.0 million at July 29, 1995 and $4.4 million at July 30, 1994.

(d) Other long-term liabilities consisted primarily of certain employee benefit obligations, postretirement health care benefits and a liability for certain scheduled rent increases.

The aggregate maturities of all long-term liabilities and capital lease obligations are $51.9 million in 1996, $135.9 million in 1997, $4.0 million in 1998, $3.7 million in 1999, $73.7 million in 2000 and $53.7 million thereafter.

NOTE 5
REDEEMABLE PREFERRED STOCKS

The Company's authorized and outstanding preferred stocks consist of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock (6% Preferred Stock) and 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock (9 1/4% Preferred Stock), all of which are owned by Harcourt General, Inc. (Harcourt General).

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
-----------------------------------------------------------------------------
 The 6% Preferred Stock is entitled to receive cumulative dividends at an annual rate of 6% on its $374.9 million stated value, to a class vote on certain matters, to convert on a per share basis into approximately 8.99 shares of Common Stock subject to certain antidilution adjustments and, upon liquidation of the Company, to receive a liquidation distribution equal to its stated value, together with any accrued and unpaid dividends, before any distribution to any junior class of stock. The conversion price of the 6% Preferred Stock at July 29, 1995 was approximately $41.70 per share of Common Stock acquired upon such conversion; the market value of NMG Common Stock on July 29, 1995 was $15.38. The 6% Preferred Stock may be redeemed by the Company at a premium over its stated value under certain conditions through September 1997. Beginning in September 1997 (when a sinking fund for this purpose commences), the Company is required to redeem annually not less than 5% of the 6% Preferred Stock at a redemption value of $374.92 per share plus any accrued dividends. The difference between the redemption value and the carrying value is being accreted over a thirty-year period.

The 9 1/4% Preferred Stock has a stated value of $100 per share, is not redeemable until July 31, 1998 except under certain limited circumstances, and must be redeemed in full by July 2001. The Company may be required to purchase the 9 1/4% Preferred Stock at its stated value plus accrued dividends if a change in control of the Company occurs. The 9 1/4% Preferred Stock is senior to the Common Stock of the Company with respect to dividends and the distribution of assets upon liquidation or dissolution of the Company. If dividends payable on the 9 1/4% Preferred Stock are in arrears for six full quarters or any mandatory redemption is in arrears, the holders of the 9 1/4% Preferred Stock, voting together as one class with other series of the Company's preferred stock, shall be entitled to elect two members to the Company's Board of Directors. The terms of the 9 1/4% Preferred Stock also contain restrictions regarding the consolidation or merger of the Company and the sale of assets.

NOTE 6
SHAREHOLDERS' EQUITY


     OWNERSHIP BY AND RELATIONSHIP
     WITH HARCOURT GENERAL

Harcourt General owns 21.4 million shares of Common Stock and all of the outstanding Redeemable Preferred Stocks. The shares presently owned by Harcourt General represent approximately 65% of the voting power and fully-converted equity of the Company.

The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are unaffiliated with Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $6.5 million in 1995, $6.9 million in 1994 and $7.2 million in 1993.

The Company's Chairman of the Board; President and Chief Executive
Officer; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel, as well as certain other Officers, serve in similar capacities with Harcourt General. The first two named Officers also serve as directors of both companies.

     COMMON STOCK
Common Stock is entitled to dividends as declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

     COMMON STOCK INCENTIVE PLAN
The Company has established a Common Stock incentive plan allowing for the granting of stock options, stock appreciation rights and stock-based awards. The aggregate number of shares of Common Stock that may be issued pursuant to the plan is 1.3 million shares.

Options outstanding at July 29, 1995 were granted at prices (not less than 100% of the fair market value on the date of the grant) ranging from $11.63 to $19.27 per share and expire between 1995 and 2004. There were 108 employees with options outstanding at July 29, 1995. The weighted average exercise price for all outstanding options at July 29, 1995 was $14.47. At July 29, 1995, there were 306,720 shares of Common Stock available for grants under the plan.

Option activity was as follows:
                                                  Years ended
                                  -----------------------------------------
                                      JULY 29,      July 30,      July 31,
                                          1995          1994          1993
---------------------------------------------------------------------------
Options outstanding -
beginning of year                      666,348       684,136      573,360
    Granted                            228,050       214,100      179,350
    Exercised                          (15,114)      (54,116)     (14,937)
    Canceled                           (94,420)     (177,772)     (53,637)
                                  -----------------------------------------
Options outstanding - end of year      784,864       666,348      684,136
                                  -----------------------------------------
Exercisable options - end of year      356,064       294,800      332,296
---------------------------------------------------------------------------

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
------------------------------------------------------------------------------
NOTE 7
INCOME TAXES

Income tax expense was as follows:
                                     Years ended
                       ------------------------------------
                            JULY 29,   July 30,    July 31,
(in thousands)                  1995       1994        1993
-----------------------------------------------------------
Current:
    Federal                  $39,965    $37,800     $35,799
    State                      9,136      8,736       7,662
                       ------------------------------------
                              49,101     46,536      43,461
                       ------------------------------------
Deferred:
    Federal                      668      1,835       3,905
    State                     (1,010)      (809)      1,133
                       ------------------------------------
                                (342)     1,026       5,038
                       ------------------------------------
Income tax expense           $48,759    $47,562     $48,499
-----------------------------------------------------------


The Company's effective income tax rate was 42% in 1995, 1994 and 1993. The difference between the statutory federal tax rate and the effective tax rate is primarily due to state income taxes.

Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:

                                                JULY 29,        July 30,
(in thousands)                                      1995            1994
-------------------------------------------------------------------------
Gross deferred income tax assets:
    Financial accruals and reserves             $ 22,297        $ 29,088
    Employee benefits                             22,471          22,712
    Deferred lease payments                        3,735           6,349
    Other                                          7,216           6,938
                                          -------------------------------
      Total deferred tax assets                   55,719          65,087
                                          -------------------------------
Gross deferred income tax liabilities:
    Excess tax depreciation                      (57,257)        (65,782)
    Pension accrual                               (5,933)         (6,324)
    Other items previously
      deducted on tax return                      (6,239)         (6,432)
                                          -------------------------------
      Total deferred tax liabilities             (69,429)        (78,538)
                                          -------------------------------
Net deferred tax liability                      $(13,710)       $(13,451)
-------------------------------------------------------------------------

NOTE 8
PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan which provides certain employees additional pension benefits. Benefits under these plans are based on the employee's years of service and compensation prior to retirement. The Company's general funding policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

Components of net pension expense were as follows:
                                         Years ended
                             ------------------------------
                              JULY 29,  July 30,   July 31,
(in thousands)                    1995      1994       1993
-----------------------------------------------------------
Service cost                   $ 5,800   $ 4,800    $ 4,400
Interest cost on projected
    benefit obligation           7,900     7,200      6,600
Actual return on assets         (7,500)   (2,700)    (6,700)
Net amortization and deferral    1,200    (3,000)     2,200
                             ------------------------------
Net pension expense            $ 7,400   $ 6,300    $ 6,500
-----------------------------------------------------------

The accounting assumptions used in the computation of pension expense were as follows:
                                        1995    1994    1993
------------------------------------------------------------
Discount rate                           7.5%    7.5%    8.5%
Long-term rate of return
    on plan assets                      9.0%    9.0%    9.0%
Rate of increases in future
    compensation levels                 5.0%    5.0%    6.0%
------------------------------------------------------------

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------

The plans' funded status and amounts recognized in the consolidated balance sheets were as follows:

                                                                     July 29, 1995                   July 30,1994
                                                                Funded          Unfunded        Funded          Unfunded
(in thousands)                                                   Plan             Plan           Plan             Plan
------------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                       $61,600         $ 11,400        $68,500         $ 12,100
                                                                --------------------------------------------------------
Accumulated benefit obligation                                  $71,200         $ 13,400        $70,600         $ 13,400
                                                                --------------------------------------------------------
Projected benefit obligation                                    $91,700         $ 23,100        $85,900         $ 20,200

Pension plan assets at fair value                                91,300                -         77,600                -
                                                                --------------------------------------------------------
Underfunded projected obligation                                   (400)         (23,100)        (8,300)         (20,200)

Net amortization and deferral                                    12,600            2,600         19,300            2,800

Unrecognized net obligation at transition and unrecognized
    prior service cost                                            2,200            3,900          4,300            2,800
                                                                --------------------------------------------------------
Pension asset (liability) recognized in the balance sheets      $14,400         $(16,600)       $15,300         $(14,600)
------------------------------------------------------------------------------------------------------------------------

NOTE 9
POSTRETIREMENT HEALTH CARE BENEFITS

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. Beginning in fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No.
106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). This statement requires accrual of postretirement health care benefits during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.4 million during 1995 and $1.8 million during 1994.

The actuarial present value of accumulated postretirement health care benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:




                                                      Years ended
                                          ------------------------------
                                               JULY 29,        July 30,
(in thousands)                                     1995            1994
------------------------------------------------------------------------
Retirees                                        $11,364         $11,986
Fully eligible active plan participants           1,470           1,550
Other active plan participants                    3,943           4,158
Unrecognized net gain                             2,350           1,929
                                          ------------------------------
Total                                           $19,127         $19,623
------------------------------------------------------------------------

The periodic postretirement health care benefit cost was as follows:
                                            Years ended
                                  -----------------------------
                                      JULY 29,        July 30,
(in thousands)                            1995            1994
---------------------------------------------------------------
Net periodic cost:
    Service cost                        $  300          $  286
    Interest cost on accumulated
      benefit obligation                 1,249           1,288
                                  -----------------------------
Total                                   $1,549          $1,574
---------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement health care benefit obligation was 16% in 1994 and 15% in 1995, gradually declining to 5% by the year 2006. Measurement of the accumulated postretirement health care benefit obligation was based on an assumed 7.5% discount rate in both 1995 and 1994. An increase of 1% in the health care cost trend rate would increase the accumulated postretirement health care benefit obligation as of July 29, 1995 by $2.3 million. The effect of this change on the annual net periodic postretirement health care benefit cost would be an increase of approximately $242,000.

NOTE 10
COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES
The Company's operations are conducted primarily in leased properties which include retail stores, distribution centers and other facilities. Substantially all leases are for periods of up to thirty years with renewal options at fixed rentals, except that certain leases provide for additional rent based on revenues in excess of predetermined levels.
                               36

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
-------------------------------------------------------------------------------

Rent expense under operating leases was as follows:
                                      Years ended
                       -------------------------------------
                             JULY 29,   July 30,   July 31,
(in thousands)                   1995       1994       1993
-------------------------------------------------------------
Minimum rent                  $29,300    $28,600    $29,100
Rent based on revenues          8,400      9,100      7,900
                       -------------------------------------
Total rent expense            $37,700    $37,700    $37,000
-------------------------------------------------------------

Future minimum lease payments, excluding renewal options, under operating leases are as follows: 1996 - $30.0 million; 1997 - $28.5 million; 1998 - $27.8 million; 1999 - $26.9 million; 2000 - $26.3 million; and all years thereafter - $536.9 million.

    LITIGATION
When the Company was formed as part of the restructuring of Carter Hawley Hale Stores, Inc. (CHH), now Broadway Stores, Inc., in August 1987, it entered into a variety of agreements with CHH. The Company and CHH negotiated a settlement of certain disputes between them, which became effective in October 1992.
In connection with the settlement, the Company paid CHH $7.7 million and was discharged as guarantor of certain CHH employee benefits. In light of this settlement, the Company re-evaluated its liabilities to CHH and recognized a gain during the first quarter of 1993 of $20.8 million on settlement of these liabilities. This gain is recorded as other income in the 1993 consolidated statement of operations.

The Company is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the continuing operations of the Company.

    LETTERS OF CREDIT
The Company had approximately $3.0 million of outstanding irrevocable letters of credit relating to purchase commitments at July 29, 1995.

NOTE 11
FINANCIAL INSTRUMENTS

    SECURITIZATION OF CREDIT CARD RECEIVABLES
On March 15, 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for five-year certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of those receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used the proceeds from this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the trust.

In anticipation of the securitization, the Company entered into several forward interest rate lock agreements. The agreements allowed the Company to establish a weighted average effective rate of approximately 8.0% on the certificates issued as part of the securitization. On March 15, 1995, the Company paid $5.4 million to settle all of its interest rate lock agreements.

    INTEREST RATE SWAP
During September 1991, the Company entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixed the interest rate on $50.0 million of the Company's variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996. The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from dealers. The estimated unrealized pre-tax loss on the interest rate swap was approximately $1.5 million at July 29, 1995, $2.8 million at July 30, 1994 and $6.6 million at July 31, 1993. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $1.0 million in 1995, $2.3 million in 1994 and $2.4 million in 1993.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
-----------------------------------------------------------------------------

NOTE 12
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                     YEAR ENDED JULY 29, 1995
                                                      -------------------------------------------------------------
                                                            FIRST       SECOND    THIRD       FOURTH
(in millions except for per share data)                    QUARTER      QUARTER   QUARTER     QUARTER      TOTAL
-------------------------------------------------------------------------------------------------------------------
Revenues                                                    $462.3      $589.5    $415.7      $420.7      $1,888.2
                                                      -------------------------------------------------------------
Gross profit                                                  $165.0    $184.2    $135.3      $127.0      $  611.5
                                                      -------------------------------------------------------------
Earnings from continuing operations                         $ 21.6      $ 25.0    $ 11.1      $  9.6      $   67.3
Earnings (loss) from discontinued operations                  (1.8)        1.5     (11.4)          -         (11.7)
                                                      -------------------------------------------------------------
Net earnings (loss)                                           19.8        26.5       (.3)        9.6          55.6
Preferred dividends and accretion                             (7.3)       (7.3)     (7.3)       (7.2)        (29.1)
                                                      -------------------------------------------------------------
Net earnings (loss) applicable to common shareholders       $ 12.5      $ 19.2    $ (7.6)     $  2.4      $   26.5
                                                      -------------------------------------------------------------
Amounts per share applicable to common shareholders:
    Continuing operations                                   $  .38      $  .47    $  .10      $  .06      $   1.01
    Discontinued operations                                 $ (.05)     $  .04    $ (.30)     $    -      $   (.31)
                                                      -------------------------------------------------------------
    Net earnings (loss)                                     $  .33      $  .51    $ (.20)     $  .06      $    .70
                                                      -------------------------------------------------------------
    Dividends                                               $  .05      $  .05    $    -      $    -      $    .10
-------------------------------------------------------------------------------------------------------------------

                                                                             Year ended July 30, 1994
                                                             ---------------------------------------------------------
                                                                   First    Second      Third      Fourth
                                                                  Quarter   Quarter    Quarter    Quarter     Total
----------------------------------------------------------------------------------------------------------------------
Revenues                                                          $429.9    $557.8      $399.7     $402.0    $1,789.5
                                                             ---------------------------------------------------------
Gross profit                                                      $153.6    $175.3      $132.2     $118.1    $  579.2
                                                             ---------------------------------------------------------
Earnings from continuing operations                               $ 21.4    $ 25.4      $ 13.2     $  5.7    $   65.7
Earnings (loss) from discontinued operations                        (6.2)     (3.9)      (32.0)      (7.7)      (49.8)
                                                             ---------------------------------------------------------
Net earnings (loss)                                                 15.2      21.5       (18.8)      (2.0)       15.9
Preferred dividends and accretion                                   (7.3)     (7.3)       (7.3)      (7.2)      (29.1)
                                                             ---------------------------------------------------------
Net earnings (loss) applicable to common shareholders             $  7.9    $ 14.2      $(26.1)    $ (9.2)   $  (13.2)
                                                             ---------------------------------------------------------
Amounts per share applicable to common shareholders:
    Continuing operations                                         $  .37    $  .47      $  .15     $ (.04)   $    .96
    Discontinued operations                                       $ (.16)   $ (.10)     $ (.84)    $ (.20)   $  (1.31)
                                                             ---------------------------------------------------------
    Net earnings (loss)                                           $  .21    $  .37      $ (.69)    $ (.24)   $   (.35)
                                                             ---------------------------------------------------------
    Dividends                                                     $  .05    $  .05      $  .05     $  .05    $    .20
----------------------------------------------------------------------------------------------------------------------

In the fourth quarter, the effect of the LIFO method of accounting for inventories increased net earnings by $10.9 million in 1995 and by $3.1 million in 1994.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Neiman Marcus Group, Inc.
-----------------------------------------------------------------------------

Independent Auditors' Report

        BOARD OF DIRECTORS AND SHAREHOLDERS
        THE NEIMAN MARCUS GROUP, INC.
        CHESTNUT HILL, MASSACHUSETTS

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of July 29, 1995 and July 30, 1994 and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended July 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of July 29, 1995 and July 30, 1994 and the results of their operations and their cash flows for each of the three years in the period ended July 29, 1995 in conformity with generally accepted accounting principles.


        DELOITTE & TOUCHE LLP
        BOSTON, MASSACHUSETTS
        SEPTEMBER 8, 1995


STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENT

The management of the Neiman Marcus, Group, Inc. and it subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Independent Auditor's Report. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The company maintains a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. The Company also has instituted policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting soley of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of independent auditors.

JOHN R. COOK                                   STEPHEN C. RICHARDS
SENIOR VICE PRESIDENT AND                      VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER                        CONTROLLER
                                     39

       SELECTED FINANCIAL DATA (UNAUDITED) The Neiman Marcus Group, Inc.
-------------------------------------------------------------------------
                                                         Years Ended
-------------------------------------------------------------------------------------------------
                                     July 29,     July 30,    July 31,    August 1,    August 3,
(in millions except for per              1995         1994        1993         1992         1991
share data)
-------------------------------------------------------------------------------------------------
OPERATING RESULTS:

Revenues                             $1,888.2     $1,789.5    $1,667.8    $1,484.9      $1,407.2
                                     -------------------------------------------------------------
Earnings (loss) from continuing
  operations before accounting change    67.3         65.7        67.0       27.7          (1.5)

Earnings (loss) from discontinued
  operations                            (11.7)       (49.8)       (8.4)      (5.8)        (10.8)
                                     -------------------------------------------------------------
Earnings before accounting change        55.6         15.9        58.6       21.9           9.3

Cumulative effect of accounting
  change (a)                               --           --       (11.2)        --            --
                                     -------------------------------------------------------------
Net earnings                             55.6         15.9        47.4       21.9           9.3
                                     -------------------------------------------------------------
Net earnings (loss) applicable to
  common shareholders                    26.5        (13.2)       18.3       (7.3)        (15.1)
                                     -------------------------------------------------------------
Amounts per share applicable to
  common shareholders

  Continuing Operations              $    1.01    $     .96   $    1.00  $    (.05)    $   (.77)

  Discontinued Operations                 (.31)       (1.31)       (.22)      (.16)          .32

  Accounting Change                        --            --        (.30)        --           --
                                     --------------------------------------------------------------
  Net earnings (loss)                $     .70    $    (.35)  $     .48  $    (.21)    $   (.45)
                                     --------------------------------------------------------------
  Common dividends                   $     .10    $     .20   $     .20  $     .20     $    .20
                                     --------------------------------------------------------------
Financial Position:

Total Assets                         $1,108.4     $1,323.1    $1,278.6   $1,141.4      $1,072.2

Long-term liabilities                $  271.1     $  443.6    $  449.4   $  414.2      $  382.4

Redeemable preferred Stocks          $  405.4     $  403.5    $  401.5   $  399.6      $  397.6
---------------------------------------------------------------------------------------------------
The selected financial data should be read in conjunction with the consolidated financial statements contained elsewhere in this report.
(a)  The cumulative effect of accounting change reflects the change in accounting for postretirement health care benefits, net of applicable income taxes.

                                     40

                     SHAREHOLDER INFORMATION The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------
Requests for general information or published financial information should be made in writing to the Corporate Relations Department, The Neiman Marcus Group, Inc., Post Office Box 9187, Chestnut Hill, MA 02167-9187,
(617) 232-0760.

     Transfer Agent and Registrar
The First National Bank of Boston
Shareholder Services Division
Post Office Box 644,  Mail Stop 45-01-05
Boston, MA  02102-0644
(800)730-4001

     Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

     Annual Meeting
The Annual Meeting of Stockholders will be held on Friday, January 19, 1996 at 10:00 a.m. at the Company's corporate headquarters, 27 Boylston Street, Chestnut Hill, Massachusetts.

     Stock Information
The Neiman Marcus Group's common Stock is traded on the New York Stock Exchange under the symbol NMG. The following table indicates the quarterly price range of the common Stock for the past two fiscal years.


-----------------------------------------------------------------
                                     1995               1994
-----------------------------------------------------------------
Quarter                         High       Low      High     Low
                              -----------------------------------
First                         $15.50     $13.50   $16.63   $13.88

Second                        $15.00     $13.00   $19.25   $15.75

Third                         $15.50     $13.00   $17.38   $15.00

Fourth                        $15.88     $13.25   $16.63   $14.75
-----------------------------------------------------------------

     Shares Outstanding
The Neiman Marcus Group has 38.0 million common shares outstanding. Harcourt General, Inc. owns approximately 56.5% of NMG's outstanding common equity and 100% of the Company's redeemable preferred stocks. The Neiman Marcus Group had 12,686 common shareholders of record at July 29, 1995.

     Corporate Address
The Neiman Marcus Group, Inc.
27 Boylston Street
Post Office Box 9187
Chestnut Hill, MA  02167-9187
(617) 232-0760

The Neiman Marcus Group is an Equal Opportunity Employer.

              DIRECTORS AND OFFICERS The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------

DIRECTORS

RICHARD A. SMITH (1, 2)
Chairman of the Board

GARY L. COUNTRYMAN (1, 2, 3, 4, 5)
Chairman and
Chief Executive Officer
Liberty Mutual Insurance Company

MATINA HORNER, PH.D. (2, 3, 4, 5)
Executive Vice President
Teachers Insurance and  Annuity Association-
College Retirement
Equities Fund

WALTER J. SALMON (2, 3, 4, 5)
Roth Professor of Retailing
Graduate School of Business
Harvard University

JEAN HEAD SISCO (2, 3, 4, 5)
Partner
Sisco Associates

ROBERT J. TARR, JR. (1, 2)
President,
Chief Executive Officer
and Chief Operating Officer

EXECUTIVE OFFICERS

RICHARD A. SMITH
Chairman of the Board

ROBERT J. TARR, JR.
President,
Chief Executive Officer
and Chief Operating Officer

JOHN R. COOK
Senior Vice President and
Chief Financial Officer

ERIC P. GELLER
Senior Vice President,
General Counsel and Secretary

ROBERT A. SMITH
Group Vice President

OPERATING OFFICERS

NEIMAN MARCUS

BURTON M. TANSKY
Chairman and
Chief Executive Officer

GERALD A. SAMPSON
President and
Chief Operating Officer

NM DIRECT

B.D. FEIWUS
President and
Chief Executive Officer

BERGDORF GOODMAN

STEPHEN C. ELKIN
Chairman and
Chief Executive Officer

DAWN MELLO
President

STAFF OFFICERS

PETER FARWELL
Vice President -
Corporate Relations

PAUL F. GIBBONS
Vice President and
Treasurer

GERALD T. HUGHES
Vice President -
Human Resources

MICHAEL F. PANUTICH
Vice President -
General Auditor

STEPHEN C. RICHARDS
Vice President and
Controller

CRAIG B. SAWIN
Vice President -
Planning and Analysis


(1)  EXECUTIVE COMMITTEE
(2)  NOMINATING COMMITTEE
(3)  AUDIT COMMITTEE
(4)  COMPENSATION COMMITTEE
(5)  SPECIAL REVIEW COMMITTEE

All Executive and Staff Officers hold similar positions at Harcourt General,
Inc.

Richard A. Smith, Robert J. Tarr, Jr.,
and Robert A. Smith are Directors of
Harcourt General, Inc.




           Portrait of Barry Kieselstein-Cord (page 14), courtesy of Oberto Gili


                                      DESIGN: BELK MIGNOGNA ASSOCIATES, NEW YORK

OUR MISSION is to be the leading specialty retailer of fine merchandise to discerning, fashion-conscious customers from around the world. We will strive to exceed customer expectations for service, quality and value as we build upon our long-standing tradition of excellence. As we pursue this mission, we are guided by the following important values.

  - We will maintain an uncompromising commitment to quality and the highest levels of customer service in all of our businesses and endeavors. - We will adhere to the highest levels of integrity and ethical standards in dealing with constituencies, including customers, suppliers, and employees. - We will aspire to achieve a leadership position in every one of our operating businesses. - Our management decisions will emphasize long-term benefits to the value of our businesses, not short-term gains. - We will employ capable, motivated people; follow sound management practices; utilize new technology efficiently; and reinvest earnings and additional capital as required to grow our businesses and maintain the corporation's financial health. - We will strive to maximize the potential of all employees and maintain a professionally challenging work environment. - We will be socially and environmentally responsible and support worthwhile causes, especially in those communities in which we operate.